May 30, 2013

Via EDGAR and email Dangd@sec.gov

Duc Dang, Esq.

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Hartman Short Term Income Properties XX, Inc.

Amendment No. 1 to Form S-11

Filed May 16, 2013

File No. 333-185336

Hartman Short Term Income Properties XX, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed April 1, 2013

File No. 000-53912

Dear Mr. Dang:

This letter is in response to your comment letter dated May 29, 2013.  The paragraph numbers in this letter correspond to your numbered comments.

General

1.

We note you reference file number 333-154750 on the cover page of the registration statement.  The correct file number for this registration statement is 333-185336.  Please revise.  In addition, please also file your amended registration statement on Form S-11 using the correct file number on Edgar.

We have revised the cover page of the registration statement to reflect the correct file number.  We are also filing the amended registration statement on Form S-11 via Edgar using the correct file number.

2.

Please revise to include the disclosure related to your initial public offering as indicated in your response letter dated May 23, 2013.

We have revised the disclosures related to the initial public offering under the caption “Terms of the Offering” at page 6 and we have added a Risk Factor at page 34 under the risk factor “We may be subject to liability under the Securities Act for the sale of our securities.”  Page numbers referred to herein refer to Amendment No. 2 to Form S-11.

Hartman Short Term Income Properties XX, Inc.

2909 Hillcroft, Suite 420, Houston, Texas 77057

Duc Dang, Esq.

Securities and Exchange Commission

May 30, 2013

3.

Please revise to provide disclosure related to dilution in a tabular format or advise.  Please refer to Item 506 of Regulation S-K.

We have revised to provide disclosure related to dilution in a narrative format at page 12 of Amendment No. 2 to Form S-11 under the caption “Dilution.”

Prospectus Cover Page

4.

Please revise your prospectus subject to completion legend to clarify that a registration statement relating to these securities has been filed with Securities and Exchange Commission and the securities may not be sold until the registration statement becomes effective.  Please refer to Item 501(b)(10) of Regulation S-K.

We have revised the subject to completion legend to read as indicated at Item 501(b)(10) of Regulation S-K.

Distributions Paid, page 13

5.

We note your response to comment 6 of our letter dated December 21, 2012.  While you should illustrate the relationship between total distributions paid, cash flow from operations, and cumulative earnings, please do not present MFFO as a distribution coverage measure, as you have on page 14.  Accordingly, please revise here and in future Exchange Act periodic reports.

We have revised the narrative discussion following the table at page 14 of Amendment No. 2 to Form S-11 to remove references to MFFO as a distribution coverage measure.  We will not present MFFO as a distribution coverage measure in similar presentations in future Exchange Act periodic reports.

Compensation to our Advisor and Its Affiliates, page 15

6.

Please disclose the compensation and fees paid to your Advisor and its affiliates broken down by the stages in which the fees are earned.  Disclose the amount paid to date and the amount accrued by unpaid.

We have added a column to the Compensation of our Advisor and Its Affiliates table beginning at page 17 of Amendment No. 2 to Form S-11 to reflect the fees incurred to our Advisor and its affiliates for the period from inception (February 9, 2010) to March 31, 2013.  We have also include the amount of such fees accrued but unpaid as of March 31, 2013.

Risk Factors, page 30

Investors who invest in us at the beginning of our offering may realize a lower rate of return than later investors, page 33

Duc Dang, Esq.

Securities and Exchange Commission

May 30, 2013

7.

Please revise this risk factor to quantify known shortfalls in distribution coverage, if any.

We have revised the risk factor, which appears at page 37 of Amendment No. 2 to Form S-11, to include the following language to illustrate the unfavorable difference between distributions and cash flows from operations - For the period from inception (February 9, 2010) to March 31, 2013, we paid aggregate distributions of $2,882,825.  During the same period net cash used in operating activities was $113,570.

Estimated Use of Proceeds, page 53

8.

It does not appear that you have revised your disclosure in response to comment 2 of our letter dated December 21, 2012.  We therefore reissue our prior comment.  We note you include the proceeds from your distribution reinvestment plan in the amount available for investment.  Please clarify that such proceeds are also allocated to fund your redemption program.

We have revised our disclosure in response to comment 2 of your letter dated December 21, 2012 by adding footnote 5 to the table that appears on page 61 of Amendment No. 2 to Form S-11 which reads as follows:  We do not anticipate establishing a general reserve for our share redemption program; however we do expect to fund share redemption requests to the extent possible with proceeds from the distribution reinvestment plan.  As a result we expect that little or none of the funds raised through our distribution reinvestment program will be available to fund our investments in properties or our operations.

9.

It does not appear that you have revised your disclosure in this section in response to comment 3 of our letter dated December 21, 2012.  Please provide investors with an illustration of how you used prior offering proceeds by disclosing the percentage of offering proceeds that were used towards investments, selling fees, and fees paid to your sponsor and its affiliates.

We have revised our disclosure in response to comment 3 of your letter dated December 21, 2012 by adding a table that appears at page 61 of Amendment No. 2 to Form S-11 to include prior offering proceeds for the period from inception (February 9, 2010) to March 31, 2013 together with proceeds used for investments, selling fees, distributions, and fees paid to our sponsor and its affiliates, including the percentage of the gross offering proceeds represented by each line item.

Descriptions of Investments, page 92

10.

We note your response to comment 3 of our letter dated December 13, 2013 and the schedule of lease expiration included in your most recent 10-K.  Please revise that table to remove the impact of renewals and also clarify why the total percentage for annualized base rent is not 100%.

We have determined that the table in fact does not include the inclusion of renewal options as is indicated.  We will revise the sentence preceding the table by striking “assuming the exercise of renewal options”.  We will also add a note to clarify why the total percentage for annualized base rent is not 100% (which is because the total annualized base rents extend beyond the 10 years

Duc Dang, Esq.

Securities and Exchange Commission

May 30, 2013

presented) in our amendment to Form 10-K for the fiscal year ended December 31, 2012 – which we expect to file on or about May 30, 2013.

Notwithstanding your comments, in the event that we request acceleration of the effective date of the pending registration statement, we acknowledge that such request shall include a written statement that:

•

should the Commission or the staff, acting pursuant to delegated authority,  declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosures in the filing;

•

the company may not assert staff comments in the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 713-586-7076 with any questions or comments.

Very truly yours,

HARTMAN SHORT TERM INCOME PROPERTIES XX, INC.

/s/ Louis T. Fox, III

Louis T. Fox, III

Chief Financial Officer

Copies to:

Michael E. Shaff

Irvine Venture Law Firm

Greg Bailes

Weaver and Tidwell LLP

Jack Tompkins

Chairman of the Audit Committee

Sandra Hunter, Esq. by email hunters@sec.gov